Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "THERMASAT, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF JULY, A.D. 2021, AT 1:01 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



6061992 8100
SR# 20212642773

Authentication: 203632415
Date: 07-08-21

You may verify this certificate online at corp.delaware.gov/authver.shtml



State of Delaware
Secretary of State
Division of Corporations
Delivered 01:01 PM 07/07/2021
FILED 01:01 PM 07/07/2021
SR 20212642773 - File Number 6061992

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is THERMASAT, INC.
________________________.

2. The Registered Office of the corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street (street), in the City of Wilmington, County of New Castle Zip Code 19801. The name of the Registered Agent at such address upon whom process against this corporation may be served is The Corporation Trust Company
________________________.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 1,000,000 shares (number of authorized shares) with a par value of $ 0.001 per share.

5. The name and mailing address of the incorporator are as follows:

Name Steven D. Szuch, Esq.
Mailing Address FisherBroyles LLP, 400 Renaissance Center, Suite 2600
Detroit, MI Zip Code 48243

By: [signature]
Incorporator

Name: Steven D. Szuch, Esq.
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